

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 9, 2009

Peter A. Inverso
President and Chief Executive Officer
Roma Financial Corporation
2300 Route 33
Robbinsville, NJ 08691

> **Re:** **Roma Financial Corporation**
> **Form 10-K**
> **Filed March 9, 2009**
> **File No. 000-52000**

Dear Mr. Inverso:

We have reviewed your response dated June 30, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions and Director Independence, page 26 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 5 in our letter dated May 29, 2009. Please confirm, if true, that loans to related persons were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

2. We note your response to comment 6 in our letter dated May 29, 2009. Please tell the staff what types of transactions are covered by the company's policies and procedures. Please also tell the staff whether the policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b)(1) of Regulation S-K.

      *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Joan S. Guilfoyle, Esq.
       Malizia Spidi & Fisch, PC